M. Chad Crow Senior Vice President & Chief Financial Officer
2001 Bryan Street, Suite 1600	Phone: (214) 880-3585
Dallas, Texas 75201	E-Mail: chad.crow@bldr.com

October 2, 2013

Via EDGAR Filing

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Terence O’Brien

Re:	Builders FirstSource, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 1, 2013

File No. 0-51357

Dear Mr. O’Brien:

We are providing this letter to you in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter, dated September 17, 2013 (the “Comment Letter”) relating to the Form 10-K filed by Builders FirstSource, Inc. (the “Company”) on March 1, 2013. The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. To facilitate your review, we have reproduced below the original text of the Staff’s comments, and have included the Company’s responses immediately following such comments.

Please note that we are filing this response letter via EDGAR submission.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations, page 27

1.	We note that you serve customers in nine states and you have identified six components of your operations on a geographic basis. To the extent there are trends on a geographical basis that are impacting the line items comprising income (loss) from operations, please expand your discussion and analysis of the impacted line items to provide investors with an understanding of these trends and the impact to your operating results in future filings. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.12.b.1. and 501.12.b.3. of the Financial Reporting Codification for guidance.

Company Response:

In response to the Staff’s comment, operating results across all our geographic areas benefited from increased single family housing starts during the year ended December 31, 2012. To the extent there are differing trends on a geographical basis that are materially impacting the line items comprising income (loss) from operations, we will expand our discussion and analysis in future filings.

2.	Please expand your discussion and analysis of interest expense in future filings to explain the assumptions that are causing the change in fair value of the outstanding warrants and to provide analysis of how changes in your share price and other assumptions could affect interest expense in the future.

Company Response:

In response to the Staff’s comment, our share price and, to a lesser extent, the historical volatility of our common stock are the primary factors in the changes to our fair value measurements related to our outstanding warrants. In future filings, as necessary, we will include additional disclosures stating as such and include an analysis showing the impact that each of these factors would have on the fair value measurement. The analysis would be similar to the following:

All other inputs being equal, an increase/decrease in our share price or volatility would result in an increase/decrease in the fair value of our warrants and an increase/decrease in interest expense. Based on the warrants outstanding and the historical volatility of our common stock as of December 31, 2012, a 10% change in our share price would result in approximately a $0.8 million change in our interest expense. Based on the warrants outstanding and our share price as of December 31, 2012, a 10% change in the historical volatility of our common stock would result in approximately a $0.3 million change in our interest expense.

Liquidity and Capital Resources, page 29

3.	Please quantify the decrease in accounts receivable days mentioned on page 31 and discuss the underlying reasons.

Company Response:

In response to the Staff’s comment, our accounts receivable days were 35.5 and 33.9 for 2010 and 2011, respectively. The underlying reason for the decrease in accounts receivable days was the improved competitive position of the large national homebuilders. During the last six months of 2011, we saw our sales increase by over 25% on a year-over-year basis. This was largely due to increased market share of the larger homebuilders, who at the time, were better capitalized than the smaller custom homebuilders. As their business improved, so did our sales to them. As our mix of sales shifted more towards these larger builders, we saw an improvement in our accounts receivable days as the larger builders tend to pay more promptly than smaller custom builders. To the extent that accounts receivable days or other relevant metrics that impact our liquidity fluctuate materially, we will discuss the underlying reasons in future filings.

Critical Accounting Policies and Estimates, page 33

Goodwill, page 34

4.	We note that goodwill represents 20% of total assets and far exceeds stockholders’ equity as of December 31, 2012. We further note you have recognized losses from operations for all three fiscal years presented. While we appreciate that you have provided investors with the range of cushion between the fair value and carrying value of your five reporting units, investors have not been provided with sufficient information to understand whether there is current uncertainty that a material impairment charge could be recognized in the event of a reasonable change in the assumptions and estimates used to estimate the fair values. In future filings, please clarify whether the fair values of the reporting units are considered to be substantially in excess of the carrying values. You have noted that one reporting unit has a cushion of $17.8 million and $11 million of goodwill. In future filings, please expand your disclosure for this reporting unit and for any other reporting units that have fair values that are not substantially in excess of the carrying values and have goodwill that is at risk for a material impairment charge to provide the following:

•	Identification of the reporting unit;

•	A description of the specific assumptions to the corresponding reporting unit that drive the estimated fair value.

•	A discussion of the uncertainty associated with the specific, key assumptions for the reporting unit. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.

•	A discussion of any specific, potential events and/or circumstances that could have a negative effect to the estimated fair value. In regard to the corresponding disclosure you did provide for the one reporting unit, please expand this analysis to provide more specific factors to the reporting unit that management is monitoring and could result in a change to the reporting units’ estimates and/or assumptions.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have provided in your 2012 Form 10-K in response to this comment.

Company Response:

In response to the Staff’s comment, we respectfully submit that the fair value of each of our reporting units was substantially in excess of their respective carrying values at December 31, 2012. Further, the $17.8 million cushion that we disclosed represents 62% of the reporting unit’s estimated fair value.

In future filings we will clarify whether the fair values of the reporting units are considered to be substantially in excess of the carrying values. To the extent applicable, we will also expand our disclosures for reporting units that have fair values that are not substantially in excess of the carrying values and have goodwill that is at risk for a material impairment charge as noted in your comment. We would have revised the following paragraph on page 35 in our 2012 Form 10-K as follows:

At December 31, 2012, the fair values of each of our reporting units were substantially in excess of their respective carrying values as of December 31, 2012. The excess (or “cushion”) of the implied fair value of goodwill over the carrying value of goodwill for each of our five reporting units which have remaining goodwill balances ranged from $17.8 million to $167.4 million. The cushion for one of our reporting units at December 31, 2012 was $17.8 million. Nonetheless, moderate deviations from projected cash flows for this reporting unit could result in future goodwill impairment. This reporting unit had a goodwill balance of $11.0 million at December 31, 2012. Factors that could negatively impact the estimated fair value of our reporting units and potentially trigger additional impairment include, but are not limited to, unexpected competition, lower than expected housing starts, an increase in market participant weighted average cost of capital, increases in material or labor cost, and significant declines in our market capitalization. Future non-cash impairment of goodwill would have the effect of decreasing our earnings or increasing our losses in such period, but would not impact our current outstanding debt obligations or compliance with covenants contained in the related debt agreements.

8. Long-Term Debt, page 51

5.	We note that you have determined that the warrants issued in connection with the term loans meet the definition of liabilities and are required to be marked-to-market at each reporting date. Please expand your disclosures to provide investors with all of the material terms of the warrants and to clarify how these terms resulted in liability classification at fair value. Please provide us with the disclosures you intend to provide in future filings.

Company Response:

In response to the Staff’s comment, the material terms of the warrants are disclosed on page 52 under the subheading “First-Lien Term Loan and Letter of Credit Facilities”. We will include additional disclosures, as necessary, in future annual filings similar to the following:

The warrant agreement contains certain settlement adjustment features which preclude the warrants from being considered to be indexed to our stock. Specifically, it includes a “down-round” provision that requires an adjustment to be made to the exercise price and number of warrants upon the Company issuing additional common shares or convertible securities at a price that is less than the exercise price of the warrants at that time. This adjustment would be required even if the issue price of the common shares or convertible securities was at-market. As such, the outstanding warrants are considered to be derivative financial instruments and are classified as liabilities.

As requested in the Comment Letter, we hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours Truly,

/s/ M. CHAD CROW
M. Chad Crow
Senior Vice President and Chief Financial Officer